SEC File No.70-____

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)



                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary             120 West 45th Street
Michael J. Connolly,                    New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary             W. Edwin Ogden, Esq.
Metropolitan Edison Company             Jeffrey A. Franklin, Esq.
2800 Pottsville Pike                    Ryan, Russell, Ogden
Reading, Pennsylvania  19605              & Seltzer LLP
                                        1100 Berkshire Boulevard,
                                        Suite 301
                                        Reading, Pennsylvania
                                        19610-1221




                   (Names and addresses of agents for service)

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.
         -------------------------------------

            A.  Met-Ed  proposes to organize a special  purpose  business  trust under Delaware law ("Met-Ed Capital Trust"), which will issue and sell from time to time in one or more series through December 31, 2000 up to $125 million aggregate liquidation value of preferred beneficial interests, in the form of Trust Securities (having a liquidation value per interest to be determined) (the "Trust Securities")*. Each Trust Security will represent a cumulative preferred security (the "Preferred Securities") of a Delaware limited partnership ("Met-Ed Capital L.P."), which will be a special purpose indirect subsidiary of Met-Ed. Met-Ed also proposes to form a special purpose Delaware corporation ("Investment Sub"), for the sole purpose of acting as general partner of Met-Ed Capital L.P. The sole purpose of Met-Ed Capital Trust will be to acquire the Preferred
Securities and to issue the Trust Securities evidencing the Preferred Securities. The sole purpose of Met-Ed Capital L.P. is to issue one or more series of Preferred Securities and to lend the proceeds thereof, plus the capital contribution (in an amount not to exceed $5 million) made by Met-Ed in Met-Ed Capital L.P., to

------------------
* The transactions proposed herein are substantially the same as the transactions approved by the Commission in Order dated August 11, 1994 (HCAR No. 35-26102) (monthly income preferred securities ("MIPS")) with the exception that the MIPS were issued by a limited partnership subsidiary of Met-Ed and the Trust Securities will be issued by a special purpose business trust subsidiary. The trust structure is being utilized to help ensure the intended tax treatment, as discussed below.

Met-Ed, which loan will be evidenced by the Subordinated Debentures (defined below) issued by Met-Ed.


            B. Met-Ed will acquire the common stock of Investment Sub for a nominal consideration and will capitalize Investment Sub with (i) a capital contribution in the amount of up to $5 million, and (ii) a demand promissory note in the principal amount of up to $13 million, such note to accrue interest, compounded semi-annually, at a rate equal to the Citibank, N.A. base rate as in effect from time to time. Investment Sub will acquire all of the general partner interests in Met-Ed Capital L.P. for up to $5 million (the "L.P. Equity Contribution").
            Met-Ed Capital Trust will apply the proceeds from the sale of the Trust Securities to purchase the Preferred Securities. Met-Ed Capital L.P. will, in turn, use the proceeds received from the sale of the Preferred Securities, together with the L.P. Equity Contribution, to purchase Met-Ed's subordinated debentures (individually, a "Subordinated Debenture" and collectively, the "Subordinated Debentures").

            C. Met-Ed will also unconditionally guarantee the payment by Met-Ed Capital L.P. of (A) accrued but unpaid distributions on the Preferred
Securities, if and to the extent Met-Ed Capital L.P. has declared such distributions out of funds legally available therefor, (B) the redemption price for any redemption of the Preferred Securities, (C) the aggregate liquidation preference on the Preferred Securities, including all accrued but unpaid distributions, whether or not declared and (D) certain additional amounts (the "Guaranties").

            D. Each Subordinated Debenture will be issued under an Indenture to be entered into with United States Trust Company of New York, as trustee, and will have an initial term of up to 49 years. Prior to maturity, Met-Ed will pay only interest on the Subordinated Debentures at a rate equal to the distribution rate on the Preferred Securities. Such interest payments will constitute Met-Ed Capital Trust's only income and will be used by it to pay distributions on the Trust Securities, with any excess being distributed indirectly to Met-Ed as a distribution on Met-Ed's investment in Met-Ed Capital L.P., thereby reducing the interest cost on the Subordinated Debentures. Distributions on the Trust Securities will be made not less than semi-annually, and will be cumulative and must be made to the extent that Met-Ed Capital Trust has legally available funds and cash sufficient for such purposes. However, Met-Ed will have the right to defer payment of interest on the Subordinated Debentures for up to five years in which event Met-Ed Capital Trust may similarly defer payment of distributions on the Trust Securities, but in no event may distributions be deferred beyond the maturity date of the Subordinated Debentures. The distribution rates, payment dates, redemption and other similar provisions of each series of Trust Securities will be identical to the interest rates, payment dates, redemption and other provisions of the Subordinated Debentures issued by Met-Ed with respect thereto.

            E. Each Subordinated Debenture and related Guaranty will be subordinate to all other existing and future "Senior Indebtedness," as defined below, of Met-Ed and will have no cross-default provisions with respect to other Met-Ed indebtedness -- i.e., a default under any other outstanding Met-Ed indebtedness will not result in a default under the Subordinated Debenture or the Guaranty. However, Met-Ed may not declare and pay dividends on, or redeem or retire, its outstanding Cumulative Preferred Stock or Common Stock unless all payments then due (whether or not previously deferred) under the Subordinated Debentures and the Guaranties have been made. "Senior Indebtedness" consists of
(i) the principal of and premium (if any) in respect of (A) indebtedness of Met-Ed for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments (including purchase money obligations) for payment of which Met-Ed is responsible or liable; (ii) all capital lease obligations of Met-Ed; (iii) all obligations of Met-Ed issued or assumed as the deferred purchase price of property, all conditional sale obligations of Met-Ed and all obligations of Met-Ed under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) certain obligations of Met-Ed for the reimbursement of any obligor on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of other persons for the payment of which Met-Ed is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the types referred to in clauses (i) through (v) of other persons secured by any lien on any property or asset of Met-Ed (whether or not such obligation is assumed by Met-Ed), except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.

            F.  It  is  expected   that  Met-Ed's   interest   payments  on  the
Subordinated Debentures will be deductible for income tax purposes and that Met-Ed Capital Trust will be treated as a trust for federal income tax purposes. Consequently, distributions from Met-Ed Capital Trust to the holders of Trust Securities and indirectly to Met-Ed will be deemed to constitute distributions of the interest income received by Met-Ed Capital Trust on the Subordinated Debentures. Consequently, such holders and Met-Ed will not be entitled to any "dividend received deduction" under the Internal Revenue Code with respect to such distributions.

            G. A series of the Trust Securities will be subject to mandatory redemption upon redemption of the corresponding series of the Preferred Securities. A series of Preferred Securities will be subject to mandatory redemption upon the maturity or prior redemption of the corresponding series of the Subordinated Debentures, but will not be subject to any mandatory sinking fund. A series of Preferred Securities may also be redeemable at the option of Met-Ed at a price equal to their liquidation value plus any accrued and unpaid distributions plus any premium negotiated in connection with the marketing of the Trust Securities, (i) at any time after a specified no-call period (if any) which could be up to the life of the issuance, or (ii) in the event that (I) Met-Ed Capital L.P. is required by applicable tax laws to withhold or deduct certain amounts in connection with distributions or other payments, or (II) Met-Ed Capital L.P. or Met-Ed Capital Trust is subject to federal income tax with respect to interest received on the Subordinated Debentures, or (III) it is determined that the interest payments by Met-Ed on the Subordinated Debentures are not deductible for federal income tax purposes or (IV) Met-Ed Capital L.P. is subject to more than a de minimis amount of other taxes, duties or other governmental charges, or (V) Met-Ed Capital L.P. becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended ("1940 Act"). Upon occurrence of any of the events set forth in clause (ii) of the immediately preceding sentence, Met-Ed Capital L.P. and Met-Ed

Capital Trust could be dissolved and the Subordinated Debentures distributed directly to the holders of the Trust Securities and to Met-Ed on a pro rata basis, resulting in direct ownership of the Subordinated Debentures by the holders of the Trust Securities. The Subordinated Debentures distributed to Met-Ed will be canceled.

            In the event that Met-Ed Capital Trust is required by applicable tax laws to withhold or deduct certain amounts in connection with distributions or other payments, Met-Ed Capital Trust may also have the obligation, if the Trust Securities are not redeemed or Subordinated Debentures are not distributed to the holders thereof as aforesaid, to "gross up" such payments so that the Trust Securities holders will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such latter event, Met-Ed's obligations under the Subordinated Debentures and the Guaranties would also cover any such "gross up" obligations.

            H. Upon receipt by Met-Ed Capital Trust of any distribution from Met-Ed Capital L.P. upon any voluntary or involuntary liquidation, dissolution or winding up of Met-Ed Capital L.P., the holders of the Trust Securities will be entitled to receive such amounts in proportion to the respective number of Preferred Securities represented by such Trust

Securities, out of the assets of Met-Ed Capital L.P. available for distribution after satisfaction of liabilities to creditors of Met-Ed Capital Trust.
            In the event of any voluntary or involuntary dissolution or winding up of Met-Ed Capital L.P., the holders of Preferred Securities will be entitled to receive out of the assets of Met-Ed Capital L.P., after satisfaction of liabilities to creditors and before any distribution of assets is made to the Investment Sub, the sum of their stated liquidation preference and all accumulated and unpaid distributions to the date of payment of the Preferred Securities. All assets of Met-Ed Capital L.P. remaining after payment of the liquidation distribution to the holders of Preferred Securities will be distributed to the Investment Sub.
            Upon any liquidation, dissolution or winding up of Met-Ed, the amount payable on each series of the Preferred Securities would be limited to a pro rata portion of any amount recovered by Met-Ed Capital L.P. in its capacity as a subordinated debt holder of Met-Ed. The Subordinated Debentures and the payment obligations under the Guaranty will be subordinate to all other existing and future Senior Indebtedness, except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.

            I. The constituent instruments of Met-Ed Capital Trust, including its declaration of trust, will provide, among other things, that Met-Ed Capital Trust's activities will be limited to the issuance and sale of Trust Securities from time to time and the application of the proceeds thereof to the purchase of the Preferred Securities. Accordingly, it is not proposed that Met-Ed Capital Trust's constituent instruments include any interest or distribution coverage or capitalization ratio restrictions on its ability to issue and sell Trust Securities, as each such issuance will be supported by a Subordinated Debenture and a Guaranty, and such restrictions would therefore not be relevant or necessary for Met-Ed Capital Trust to maintain an appropriate capital structure. Moreover, the issuance of Subordinated Debentures by Met-Ed will be subject to the restriction in Article 6th, Section 8(B)(b) of Met-Ed's Restated Articles of Incorporation which limits, without the consent of the holders of a majority of Met-Ed's outstanding Cumulative Preferred Stock, the amount of unsecured indebtedness which Met-Ed may have outstanding at any one time to 20% of the aggregate of the total outstanding principal amount of all bonds and other securities representing secured indebtedness issued or assumed by Met-Ed plus Met-Ed's capital stock, premiums thereon, and surplus of Met-Ed as stated on its books of account. Met-Ed Capital Trust's constituent instruments will further state that Met-Ed Capital L.P. will be responsible for all liabilities and obligations of Met-Ed Capital Trust.

            J. Met-Ed expects to apply the net proceeds of the sale to Met-Ed Capital L.P. of Subordinated Debentures to the redemption of outstanding senior securities pursuant to the optional redemption provisions thereof, to the repayment of outstanding short-term debt, for construction purposes, and for other general corporate purposes, including to reimburse Met-Ed's treasury for funds previously expended therefrom for the above purposes. Met-Ed will not use any of the net proceeds of the sale of Subordinated Debentures to acquire, either directly or indirectly, any interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO").
            K.    Rule 54 Analysis.
            (a) As described below, GPU meets all of the conditions of Rule 53 under the Act, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At March 31, 1998, GPU's average consolidated retained earnings was approximately $2.187 billion, and aggregate investment in EWGs and FUCOs was approximately $1.283 billion or 59% of average consolidated retained earnings. Accordingly, under the November 5 Order, GPU may invest up to an additional $904 million in EWGs and FUCOs.

            (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

               (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                    (1)   the  books  and  records  for such EWG will be kept in
                          conformity  with  United  States  generally   accepted
                          accounting principles ("GAAP");

                    (2)   the   financial   statements   will  be   prepared  in
                          accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                 (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:

                     (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                     (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

                     (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

                (1) such entity to maintain books and records in
                              accordance with GAAP;

                          (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                          (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2) (iii) (B) of Rule 53.

            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

            (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

      ----------------------

      (1) Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

               (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.187 billion) represented an increase of approximately $16.3 million (or approximately 0.8%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2.171 billion).

               (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.

            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application (the "Transactions"). The Transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt.

            GPU's March 31, 1998 consolidated capitalization consists of 45.7% equity and 54.3% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(2)

            GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(3)

            Accordingly,   since  the  date  of  the   November  5  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

--------------------------


(2) The debt ratings of GPU's electric utility subsidiaries have not changed since the issuance of the November 5 Order. Moreover, on February 27, 1998, Standard & Poor's Corporation assigned an "A-" credit rating to the A$1.925 billion senior bank debt of GPU PowerNet.

(3) As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc.

            Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at March 31, 1998 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          -------------------------------

                  The estimated fees, commission and expenses to be incurred in connection herewith will be filed by amendment.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------
                   A. The acquisition by Met-Ed of the common stock of Investment Sub, the acquisition by Investment Sub of the general partnership interests of Met-Ed Capital L.P., and the acquisition by Met-Ed Capital L.P. of the Subordinated Debentures and the Guaranties are subject to Sections 9(a), 10 and 12(b) of the Act and Rule 45 thereunder.

                   B. The issuance and sale of the Preferred Securities by Met-Ed Capital L.P. and the issuance and sale of the Trust Securities by Met-Ed Capital Trust, and the contingent distribution of Subordinated Debentures to the Trust Securities holders, are subject to Sections 6(a) and 7 of the Act and Rule 54 thereunder.

                   C. Met-Ed believes that the issuance of its Subordinated Debentures and its Guaranties to Met-Ed Capital L.P. will be exempt from the declaration requirements of the Act by virtue of Rule 45(b) (1) thereunder.

ITEM 4.      REGULATORY APPROVALS
             --------------------
                   A.  The   acquisition  by  Met-Ed  of  the  common  stock  of
Investment Sub will require approval of the Pennsylvania Public Utility Commission ("PaPUC") under the Pennsylvania Public Utility Code ("Code"). In addition, the issuance by Met-Ed of its Subordinated Debentures and its Guaranties will require PaPUC approval under the Code. Met-Ed has filed with the PaPUC a Securities Certificate (attached as an exhibit hereto) seeking such approval. Met-Ed will file with the PaPUC an application under Section 1102(a)(4) of the Code seeking approval to acquire the common stock of Investment Sub. It is anticipated that the PaPUC will expressly approve such transactions.

                   B. No other state commission has jurisdiction with respect to the subject transactions and, assuming that your Commission authorizes and approves all aspects of the Transactions (including the accounting therefor), no other federal commission has jurisdiction with respect thereto. Met-Ed believes that Met-Ed Capital L.P. and Met-Ed Capital Trust will be exempt from regulation as an investment company under the 1940 Act, pursuant to the "finance company" exemption afforded by Section 6(a)(5) under the 1940 Act.

ITEM 5.      PROCEDURE.
             ---------
                  It is requested that the Commission issue an order with respect to the Transactions proposed herein at the earliest practicable date, but in any event not later than September 14, 1998. It is further requested that
(i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.      EXHIBITS AND FINANCIAL STATEMENTS.
             ----------------------------------
                   A-1  - Certificate of  Incorporation  of Investment Sub
                          -- to be filed by amendment.

                   A-2  - By-Laws of Investment Sub -- to be filed by
                          amendment.

                   A-3  - Certificate of Limited Partnership of Met-Ed
                          Capital L.P. -- to be filed by amendment.

                   A-4  - Form of Limited Partnership Agreement of Met-Ed
                          Capital L.P. -- to be filed by amendment.

                   A-5  - Form of  Declaration  of Trust of Met-Ed Capital
                          Trust -- to be filed by amendment.

                   A-6  - Form of Trust  Agreement of Met-Ed Capital Trust
                          -- to be filed by amendment.

                   A-7  - Form of Trust  Securities  Certificate of Met-Ed
                          Capital Trust -- to be filed by amendment.

                   A-8  - Form of Met-Ed Subordinated  Debenture Indenture
                          - to be filed by amendment.

                   A-9  - Form of  Subordinated  Debenture  instrument  --
                          incorporated by reference to Exhibit A-5.

                   B-1  - Form of Guaranty -- to be filed by amendment.

                   B-2  - Form of Underwriting Agreement -- to be filed
                          by amendment.

                   C    - Registration Statement on Form S-3 under the
                          Securities Act of 1933 relating to the various securities which are the subject hereof and all amendments and exhibits thereto -- Incorporated by reference to SEC Registration No. _________ to be assigned to such registration statement.

                   D-1  - Copy  of  Securities  Certificate filed by
                          Met-Ed with the PaPUC with respect to the issuance of Subordinated Debentures and
                          Guaranties.

                   D-2  - Copy of Application under Section  1102(a)(4) of
                          the Code filed with the PaPUC -- to be filed by amendment.

                   D-3  - Copy  of  PaPUC  Order   registering   Met-Ed's
                          Securities   Certificates   --  to  be   filed  by
                          amendment.

                   D-4  - Copy of PaPUC Order  approving  the  Application
                          under Section 1102(a)(4) of the Code -- to be filed by amendment.

                   E    - Not Applicable.

                   F-l  - Opinion of Berlack, Israels & Liberman LLP -- to
                          be filed by amendment.

                   F-2  - Opinion of Ryan, Russell,  Ogden & Seltzer,  LLP
                          -- to be filed by amendment.

                   G    - Proposed form of public notice.

                   H    - GPU Actual and Pro Forma Capitalization ratios.

            (b)   Financial Statements:

                   1-A  - Met-Ed Consolidated  Balance Sheets,  actual and
                          pro forma, as at March 31, 1998, and Consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the year ended March 31, 1998; pro forma journal entries.

                   1-B  - GPU Consolidated Balance Sheets,  actual and pro
                          forma, as at March 31, 1998, and Consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the year ended March 31, 1998; pro forma journal entries.

                   2    - Reference  is  made  to  Financial   Statements
                          included in 1 above.

                   3    - None.

                   4    - None, except as set forth in the Notes to
                          Financial Statements.

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS.
            ----------------------------------------
                  The proposed Transactions relate to a means of financing Met-Ed's business. Consequently, the issuance of an order by your Commission with respect to the subject Transactions is not a major Federal action significantly affecting the quality of the human environment.

                  No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject Transactions. Reference is made to Item 4 hereof regarding regulatory approvals with respect to the proposed Transactions.

                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                           METROPOLITAN EDISON COMPANY


                                    By:   ______________________________
                                          T. G. Howson,
                                            Vice President and Treasurer

Dated:   July 14, 1998